UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 7)

EMULEX CORPORATION
(Name of Subject Company (Issuer))

FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

292475209
(CUSIP Number of Class of Securities)

Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*:	$879,004,402.75	Amount of Filing Fee**:	$49,048.45

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 95,027,503 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $9.25 per share of common stock. Based upon information contained in Emulex Corporation’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2009, there were 82,615,831 Shares outstanding as of April 22, 2009 and a maximum of 12,411,672 Shares issuable pursuant to outstanding stock options as of March 29, 2009, of which 100 Shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of Shares outstanding).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$49,048.45	Form or registration no.:	Schedule TO
Filing Party:	Broadcom Corporation	Date Filed:	May 5, 2009

	Fiji Acquisition Corporation
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(5)(O)

     This Amendment No. 7 to the Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2009, as amended by Amendment No. 1 filed on May 18, 2009, Amendment No. 2 filed on May 19, 2009, Amendment No. 3 filed on May 27, 2009, Amendment No. 4 filed on May 29, 2009, Amendment No. 5 filed on June 4, 2009 and Amendment No. 6 filed on June 18, 2009 (as amended and supplemented, the “Schedule TO”) by Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share, of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement, dated as of January 15, 2009, between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries) for $9.25 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amended Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
     Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009*

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009*

(a)(5)(O)	Press Release issued by Broadcom Corporation on June 22, 2009

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADCOM CORPORATION
By:	/s/ Scott A. McGregor
	Name:	Scott A. McGregor
	Title:	President and Chief Executive Officer

FIJI ACQUISITION CORPORATION
By:	/s/ DeAnn Work
	Name:	DeAnn Work
	Title:	Vice President and Secretary

Date: June 22, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009*

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009*

(a)(5)(O)	Press Release issued by Broadcom Corporation on June 22, 2009

(b)	Not Applicable

Exhibit No.	Description
(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.